Filed by Cleveland-Cliffs Inc

Commission File No. 1-8944

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alpha Natural Resources, Inc.

Commission File No. 1-32423

JOINT NEWS RELEASE

Cleveland-Cliffs and Alpha Natural Resources Receive Early Termination of HSR Waiting Period for Proposed Merger

CLEVELAND and ABINGDON, Va. – Aug. 25, 2008 – Cleveland-Cliffs Inc (NYSE: CLF) and Alpha Natural Resources, Inc. (NYSE: ANR), today reported that on Aug. 22, 2008, the Federal Trade Commission granted them early termination of the waiting period under the Hart-Scott-Rodino Act for their proposed merger. The merger transaction remains subject to additional approvals, including Cleveland-Cliffs shareholder and Alpha stockholder approvals.

ABOUT CLEVELAND-CLIFFS INC

Cleveland-Cliffs Inc, headquartered in Cleveland, Ohio, is an international mining company, the largest producer of iron ore pellets in North America and a major supplier of metallurgical coal to the global steelmaking industry. The Company operates six iron ore mines in Michigan, Minnesota and Eastern Canada, and three coking coal mines in West Virginia and Alabama. Cleveland-Cliffs also owns 85% of Portman Limited, a large iron ore mining company in Australia, serving the Asian iron ore markets with direct-shipping fines and lump ore. In addition, the Company has a 30% interest in the Amapá Project, a Brazilian iron ore project, and a 45% economic interest in the Sonoma Project, an Australian coking and thermal coal project.

To be added to Cleveland-Cliffs’ e-mail distribution list, please click on the link below:

http://www.cpg-llc.com/clearsite/clf/emailoptin.html

News releases and other information on the Company are available on the Internet at:

http://www.cleveland-cliffs.com or www.cleveland-cliffs.com/Investors/Pages/default.aspx?b=1041&1=1

ABOUT ALPHA NATURAL RESOURCES

Alpha Natural Resources is a leading supplier of high-quality Appalachian coal to the steel industry, electric utilities and other industries. Approximately 89% of the company’s reserve base is high Btu coal and 82% is low sulfur, qualities that are in high demand among electric utilities which use steam coal. Alpha is also the nation’s largest supplier and exporter of metallurgical coal, a key ingredient in steel manufacturing. Alpha and its subsidiaries currently operate mining complexes in four states, consisting of 57 mines supplying 11 coal preparation and blending plants. Alpha and its subsidiaries employ more than 3,600 people.

News releases and other information on the company are available on the Internet at:

http://www.alphanr.com

ANRG

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document are not historical or current facts and deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Cleveland-Cliffs Inc (“Cleveland-Cliffs”) and Alpha Natural Resources, Inc. (“Alpha”), combined operating and financial data, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the new company in connection with consummation of the merger; the failure to obtain approval of the merger by the shareholders of Cleveland-Cliffs and stockholders of Alpha and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Cleveland-Cliffs’ and Alpha’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2007. This document speaks only as of its date, and Cleveland-Cliffs and Alpha each disclaim any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed merger, Cleveland-Cliffs has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Alpha and Cleveland-Cliffs that also constitutes a preliminary prospectus of Cleveland-Cliffs. Alpha and Cleveland-Cliffs will mail the joint proxy statement/prospectus to their respective shareholders or stockholders once it is final. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed or to be filed by Alpha and Cleveland-Cliffs with the SEC when they become available, because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Cleveland-Cliffs with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other related documents filed by Cleveland-Cliffs may also be obtained for free by accessing Cleveland-Cliffs’ website at www.cleveland-cliffs.com and clicking on the “For Investors” link and then clicking on the link for “SEC Filings”. The documents relating to the proposed merger filed by Alpha may also be obtained for free by accessing Alpha’s website at www.alphanr.com by clicking on the link for “Investor Relations” and then clicking on the link for “SEC Filings”.

Participants in Solicitation

Alpha, Cleveland-Cliffs and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from shareholders or stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders or stockholders in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed by Cleveland-Cliffs with the SEC on August 12, 2008. You can find information about Cleveland-Cliffs’

executive officers and directors in the joint proxy statement/prospectus filed by Cleveland-Cliffs with the SEC on August 12, 2008 or the Company’s definitive proxy statement filed with the SEC on March 26, 2008. You can find information about Alpha’s executive officers and directors in Alpha’s definitive proxy statement filed with the SEC on March 27, 2008. You can obtain free copies of these documents from Alpha or Cleveland-Cliffs by accessing each company’s website as indicated above.

Contact Information:

Steve Baisden Director, Investor Relations and Corporate Communications Cleveland-Cliffs Inc 216/694-5280 srbaisden@cleveland-cliffs.com	Ted Pile Vice President-Communications & Corporate Affairs Alpha Natural Resources Inc. 276/623-2920 tpile@alphanr.com

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